September 3, 2013

Mr. Terence O'Brien
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7010

Re:    Praxair, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012 Filed February 27, 2013
File No. 1-11037

Dear Mr. O'Brien:

On August 16, 2013, Praxair, Inc. (“Praxair”) filed, via EDGAR, responses to the comments of the staff of the Securities and Exchange Commission (the “Commission”) dated August 8, 2013 (the “First Comment Letter”) regarding Praxair’s Form 10-K for Fiscal Year Ended December 31, 2012 and Form 10-Q for Fiscal Quarter Ended June 30, 2013. By letter dated August 27, 2013 the Commission staff provided an additional comment regarding the Form 10-K for Fiscal Year Ended December 31, 2012 (the “Second Comment Letter”). Set forth below is Praxair’s response to the Second Comment Letter. For your convenience, we have included below in italics the original comment of the Second Comment Letter, followed by our response. We believe our answer is responsive to the staff's comment.

However, if you should have any additional questions or require additional information, please contact me at (203) 837-2278, Liz Hirsch at (203) 837-2354 or Chuck Jacobson at (203) 837-2158.

Also we acknowledge the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ James S. Sawyer
James S. Sawyer
Executive Vice President and
Chief Financial Officer

Form 10-K for Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15; Results of Operations, page 19

Comment: We note your response to comment 6 in our letter dated August 8, 2013. We appreciate that you have made efforts to provide investors with an understanding of the material causes behind the factors impacting sales. However, your discussion and analysis as it relates to operating profit for each of your segments could be improved. For example, continuing with your use of the North America segment, you state the increase is driven by higher pricing and volumes without any further analysis. For volume, we note there was a shift in product mix from your discussion and analysis of sales. However, you do not explain how this shift in product mix impacted operating profit and operating margin. For example, do the sales to the energy, manufacturing and metals end-markets generally earn higher profit margins than the electronics and chemical end-markets? We further reviewed your fiscal year 2012 earnings call transcript in which you provide analysts with additional analysis of the material factors impacting your operating results that are not carried forward to MD&A in your periodic reports. Examples include the following:

· Budget anxiety and deferral of capital spending resulting from poor business confidence was strongly evident in Europe, South America and the U.S. Demand for packaged gases, primarily from the metal fabrication and machinery industries, slowed markedly in December as customers took extended holiday shutdowns in the U.S., Canada and Mexico, Europe and particularly South America.
· Our on-site and merchant customers maintained solid demand through the year end as production from efficient steel mills, chemical plants and refinery runs continued strong. Moreover, we're clearly seeing a strong rebound in China now that the new Communist Party has taken hold and some delays in decision making that we have seen in 2012 have ended.
· During 2012, for the fourth year in a row, we achieved more than 6% savings in our cost stack through productivity. This amount was higher than our ongoing targeted 5% per year as the Praxair businesses accelerated initiatives during the year in production, procurement and distribution. Approximately 25% of our savings came from sustainable productivity initiatives, with the largest being energy efficiency improvement in our plant.

This level of analysis was not provided in your MD&A but appears to provide material information that would be useful for investors. Please refer to Item 303(a)(3) of Regulation S-K and Sections 501.06.a and 501.12.b. of the Financial Reporting Codification for guidance.

Response: We appreciate the staff's review of our previous response and feedback in the above comment. In response to the staff's comment, in future filings we will enhance our discussion and analysis, as appropriate, to include the material factors impacting segment operating profit. Our discussion of these factors may include overall trends within end-markets, distribution methods, and general market conditions, etc. When practicable, we will provide quantifications of these factors. However, we advise the staff that due to the manner in which the Company is operated and managed, quantification of the operating profit impact of end-markets and distribution methods is not available. This is because our business is operated and managed on a regional basis where our plants produce and supply multiple products to multiple end-markets by all three distribution methods. Thus, profitability is not measured at the end-market or distribution method level due to the arbitrary cost allocations that would be required. Also in response to the staff's comment, we will ensure consistency of material disclosures in our earnings calls and MD&A.

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